EXHIBIT 99.3

Press Release Dated November 12, 2009,

Suncor Appoints New Members to its Board of Directors

News Release

FOR IMMEDIATE RELEASE

Suncor Energy appoints new members to Board of Directors

Calgary, Alberta (November 12, 2009) – John Ferguson, Chairman of Suncor Energy Inc., is pleased to announce the appointment of Dominic D’Alessandro and Jacques Lamarre to the company’s Board of Directors.

Dominic D’Alessandro retired as president and chief executive officer of Manulife Financial Corporation earlier this year, a position he held from 1994 to 2009. Prior to his appointment as chief executive officer of Manulife, he held a number of executive positions with financial institutions, an international engineering firm and a public practice accounting firm.

For his business accomplishments, Mr. D’Alessandro was inducted into the Insurance Hall of Fame in 2008. He was recognized as Canada’s Most Respected CEO in 2004 and CEO of the Year in 2002. Mr. D’Alessandro is an Officer of the Order of Canada and has been appointed as a Commendatore of the Order of the Star of Italy. In 2009, he received the Woodrow Wilson Award for Corporate Citizenship and in 2005 was granted the Horatio Alger Award for community leadership.

Jacques Lamarre was president and chief executive officer of the global engineering and construction firm SNC Lavalin from 1996 to early 2009. Prior to his appointment as chief executive officer of SNC Lavalin, he held a number of engineering and executive positions with the firm and its predecessor since 1967.

Mr. Lamarre is an Officer of the Order of Canada. In 2009, he was awarded the Association of Consulting Engineering Companies Beaubien Award. In 2008, the Energy Council of Canada named him Canadian Energy Person of the Year, and Engineers Canada awarded him the Gold Medal for exceptional achievements and distinction in the field of engineering. In 2004, he was named Canada’s Outstanding CEO of the Year. Currently, he serves as a director of The Royal Bank of Canada and as a member of the Engineering Institute of Canada, Engineers Canada and the Ordre des ingénieurs du Québec.

“These very accomplished Canadians bring to Suncor’s Board a tremendous depth and breadth of experience as leaders in business and in the community,” said Mr. Ferguson. “I believe they will further strengthen our Board as independent stewards of shareholder interests.”

For full biographies and further information on Suncor’s Board of Directors, visit www.suncor.com.

Suncor Energy Inc. is Canada’s premier integrated energy company. Suncor’s operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand – a proud National Partner to the Vancouver 2010 Olympic and Paralympic Winter Games. While working to responsibly develop petroleum resources, Suncor is also developing a growing renewable energy portfolio. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor Energy Inc. please visit our web site at www.suncor.com .

Suncor Energy Inc.
P.O. Box 38, 112 4 Avenue S.W., Calgary, Alberta T2P 2V5
Website: www.suncor.com

Media inquiries:	Dany Laferrière 403-269-8760
Investor inquiries:	Helen Chan 403-693-2048